SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2011

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center

Tower B, 10th Floor

Amsterdam Airport

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

CNH GLOBAL N.V.

Form 6-K for the month of January 2011

List of Exhibits:

1. Press Release entitled “Case Community Challenge Rewards Contractors For Their Community Service”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

January 25, 2011

For Immediate Release

Contact:
Tom McLaughlin	Jane Cooper
262/636-7498	630/377-2555
thomas.mclaughlin@cnh.com	jcooper@cooperhong.com

CASE COMMUNITY CHALLENGE REWARDS CONTRACTORS

FOR THEIR COMMUNITY SERVICE

$5,000 Award to Charity Plus One Year’s Use of Case Loader/backhoe

RACINE, WIS. (Jan. 24, 2011) – To honor contractors in the construction industry who support their local communities with significant community service projects, Case Construction Equipment today announced the launch of the Case Community Challenge program.

“We know that thousands of contractors throughout the United States and Canada are generously serving their communities,” said Ion Warner, senior director of marketing. “Case wants to acknowledge these companies for contributing their time, labor and equipment to projects that are making a difference.”

Warner said Case is looking for contractors who are improving their communities by participating in park construction, community renewal projects or excavations for housing projects such as Habitat for Humanity home builds.

“These contractors are hometown heroes who often go unrecognized,” Warner said. “The Case Community Challenge program is designed to reward them and promote the positive impact the construction equipment industry is making in our local communities.”

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Page Two / Case Rewards Contractors for Community Service

Warner noted that Case has a long history of charitable giving and community support. This includes promoting dealer participation with local charities, building homes for local Habitat for Humanity affiliates, supplying equipment for nonprofit causes and providing equipment and personnel when natural disasters strike.

Each month during 2011, the Case Community Challenge will recognize a contractor whose work on a charitable project makes a positive, lasting contribution to the local community. In November, a panel of industry leaders will select a winner from the semifinalists, who will receive one year’s free use of a new Case N Series loader/backhoe. In addition, Case will donate $5,000 to the winner’s charitable organization.

Each monthly semifinalist will receive a $1,000 CNH Parts and Service reward card. Case will also contribute $1,000 cash to each semifinalist’s charity.

Case encourages fan voting on Facebook

Each month in 2011, Case will also give the first contractor who receives 100 votes on www.facebook.com/caseconstruction $100 for their community service. “We’re hoping to see grassroots support for a wide range of great causes,” Warner said.

Case invites communities and service organizations to encourage contractors to nominate their projects by visiting www.CaseCE.com/communitychallenge and completing the entry form.

Contractors who have used construction equipment to complete a community service project begun after Jan. 1, 2010, are eligible for nomination to the Case Community Challenge program.

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Page Three / Case Rewards Contractors for Community Service

Case will accept nominations for the Case Community Challenge from Jan. 1 through Oct. 31, 2011. Complete program rules and information are available at www.casece.com/CommunityChallenge.

Case Construction Equipment sells and supports a full line of construction equipment around the world, including the No. 1 loader/backhoes, articulated trucks, excavators, telescopic handlers, motor graders, wheel loaders, vibratory compaction rollers, crawler dozers, skid steers, compact track loaders and rough-terrain forklifts. Through Case dealers, customers have access to a true professional partner—with world-class equipment and aftermarket support, industry-leading warranties and flexible financing. More information is available at www.casece.com. Case is a division of CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat Industrial S.p.A. (FI.MI). More information about CNH can be found online at www.cnh.com.

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